SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE introduces Total Voice of the Customer, Combining Surveys with Interaction Analytics, Dated February 8, 2016

99.2	NICE Releases New Sales Performance Management Solution for Large Sales Organizations, Dated February 10, 2016

99.3	NICE Actimize Selected by KeyBank for Enterprise Fraud Solutions to Fulfill Customer Demand for Mobile and Digital Banking, Dated February 16, 2016

99.4	NICE Workforce Management Reduces Costs and Increases Productivity for Oi Telecom Group, Dated February 17, 2016

99.5	NICE is Named Winner for its Impact on the CRM Market for the Second Time by CRM Watchlist, Dated February 19, 2016

99.6	American Support Improves Sales and Efficiency with NICE Cloud-Based WFM as Part of Five9 Solution, Dated February 22, 2016

99.7	NICE Actimize ERCM Solutions Recognized as 2016 Operational Risk Technology Product of the Year (Sell Side) by Risk Magazine, Dated February 23, 2016

99.8	NICE Actimize Recognized in 2016 Anti-Money Laundering Systems Analyst Report for Enabling Transition to Enterprise Risk Management, Dated February 24, 2016

99.9	NICE and BCG Form Strategic Partnership to Generate Deeper Insights into Omni-Channel Customer Behavior, Dated February 24, 2016

100.0	NICE Tackles a Wide Array of Hot Topics for Emergency Communications Forward Thinkers in Upcoming Webinar Series, Dated February 25, 2016

100.1	NICE & Nexidia Analytics with No Limits Roadshow to Highlight How to Drive Superior Business Insight and Strengthen Customer and Employee Relationships, Dated February 25, 2016

100.2	NICE Actimize and Matrix-Exzac Announce a Professional Services Partnership to Meet Growing Demand for Regulatory Compliance Solutions, Dated February 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title:General Counsel

Dated:  March 6, 2016

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE introduces Total Voice of the Customer, Combining Surveys with Interaction Analytics, Dated February 8, 2016

99.2	NICE Releases New Sales Performance Management Solution for Large Sales Organizations, Dated February 10, 2016

99.3	NICE Actimize Selected by KeyBank for Enterprise Fraud Solutions to Fulfill Customer Demand for Mobile and Digital Banking, Dated February 16, 2016

99.4	NICE Workforce Management Reduces Costs and Increases Productivity for Oi Telecom Group, Dated February 17, 2016

99.5	NICE is Named Winner for its Impact on the CRM Market for the Second Time by CRM Watchlist, Dated February 19, 2016

99.6	American Support Improves Sales and Efficiency with NICE Cloud-Based WFM as Part of Five9 Solution, Dated February 22, 2016

99.7	NICE Actimize ERCM Solutions Recognized as 2016 Operational Risk Technology Product of the Year (Sell Side) by Risk Magazine, Dated February 23, 2016

99.8	NICE Actimize Recognized in 2016 Anti-Money Laundering Systems Analyst Report for Enabling Transition to Enterprise Risk Management, Dated February 24, 2016

99.9	NICE and BCG Form Strategic Partnership to Generate Deeper Insights into Omni-Channel Customer Behavior, Dated February 24, 2016

100.0	NICE Tackles a Wide Array of Hot Topics for Emergency Communications Forward Thinkers in Upcoming Webinar Series, Dated February 25, 2016

100.1	NICE & Nexidia Analytics with No Limits Roadshow to Highlight How to Drive Superior Business Insight and Strengthen Customer and Employee Relationships, Dated February 25, 2016

100.2	NICE Actimize and Matrix-Exzac Announce a Professional Services Partnership to Meet Growing Demand for Regulatory Compliance Solutions, Dated February 29, 2016